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                             June 20, 2023

       Peter Thawnghmung
       Chief Executive Officer
       Yo-Health Inc.
       990 Gerry Avenue
       Lido Beach, NY 11561

                                                        Re: Yo-Health Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Amendment No. 1 to
Form 10-K for the fiscal year ended December 31, 2022
                                                            File No. 0-56521

       Dear Peter Thawnghmung:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the period ended December 31, 2022

       Financial Statements, page F-1

   1. We refer to our letter dated March 8, 2023 regarding your Form 10 filed on February 9,
                                                        2023. Please tell us
how you have addressed comments 15-19 as it relates to your
                                                        financial statements
for the year ended December 31, 2022 and 2021. Respond to each comment individually in
your response to us.
       Statement of Cash Flows, page F-6

   2. We note you have presented a Mortgage payable of $1,134,249 in your Cash Flows From
                                                        Operating Activates
within your Statement of Cash Flows for the year ended December
                                                        31, 2021. We further
note you revised this presentation on your Form 10-12G/A, filed
                                                        June 6, 2023, in
response to our March 8, 2023 comment letter. Please tell us why you believe your correction
of the error as a revision rather than restating your statement of cashflow for the year
ended December 31, 2021 is appropriate. As part of your response,
 Peter Thawnghmung
FirstName  LastNamePeter Thawnghmung
Yo-Health Inc.
Comapany
June       NameYo-Health Inc.
     20, 2023
June 20,
Page  2 2023 Page 2
FirstName LastName
         tell us how your treatment complies with ASC 250-10-50 and provide us with your SAB
         99 analysis.
Form 10-K/A filed June 12, 2023

Explanatory Note, page 2

3. Please expand your disclosure to describe the details surrounding the restatement. In your response, tell us the nature of the error, how it was detected, and disclose the timing. In addition, tell us what consideration you gave to filing a Form 8-K
4.02 disclosing the
         issue.
Description of Business, page 3

4. We note from your disclosure you entered into an Exchange Agreement with Yoshi
         Properties, LLC for which you acquired 100% of the member interests. Pursuant to the
         Exchange Agreement filed as Exhibit 21.1, the acquisition of such member interests was made in exchange for consideration of 1,000,000 shares of Yo-Health, Inc. In this regard, please describe for us in greater detail your accounting treatment for the share exchange agreement; how the shares issued and assets acquired in the transaction were valued; and
         cite the guidance your relied upon in determining your treatment. Assuming satisfactory response, revise the notes to the financial statements to disclose your accounting treatment in clear and concise terms, including 1,000,000 shares were issued as part of the exchange agreement.
5. Please revise your notes to the financial statements to comply with the disclosure requirements outlined in ASC 280-10-50, as applicable.
Controls and Procedures, page 10

6. Please tell us how you evaluated the effectiveness of your Controls and Procedures for the following:

                the errors in the accounting for the 7K Farms acquisition the presentation, and subsequent revision, of mortgage payable captions in your
              statement of cash flows
Statement of Operations, page F-4

7. Please revise to present EPS on the face of your income statement for each of the periods presented. You may refer to ASC 260-10-45 for further guidance. Financial Statements
Statement of Cash Flows, page F-6

8. You have presented a Mortgage payable of $594,634 in your Cash Flows From Operating
         Activates within your Statement of Cash Flows for the year ended December 31, 2022.
 Peter Thawnghmung
Yo-Health Inc.
June 20, 2023
Page 3
         This non-cash activity was addressed, and the cash flow presentation revised, during the previous comments issued on your Form 10. Please tell us why you have reverted to the original presentation, how you evaluated the materiality of the error, and support your change with appropriate accounting guidance. Refer to ASC 230-10-50-3 and 4.
Restatement, page F-14

9. We note your disclosure that this amendment has been filed to restate your accounting for the 7K Farms acquisition. Please expand your disclosure to comply with the disclosure requirements outlined in ASC 250-10-50-7. Your revised disclosure should describe the nature of each adjustment and clearly cross-reference to the adjustments made to each financial statement line item.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Charles Eastman at (202) 551-3794 or Jean Yu at (202) 551-3305 with any questions.



FirstName LastNamePeter Thawnghmung                           Sincerely,
Comapany NameYo-Health Inc.
                                                              Division of
Corporation Finance
June 20, 2023 Page 3                                          Office of
Manufacturing
FirstName LastName